SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

A DELAWARE LIMITED LIABILITY PARTNERSHIP

30/F, CHINA WORLD OFFICE 2

NO. 1, JIAN GUO MEN WAI AVENUE

BEIJING 100004 CHINA

TEL: (86-10) 6535-5500

FAX: (86-10) 6535-5577

www.skadden.com

July 29, 2015

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Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sungy Mobile Limited
Schedule 13E-3
Filed June 19, 2015
File No. 005-87724

Dear Mr. Panos:

On behalf of Sungy Mobile Limited, a company organized under the laws of the Cayman Islands (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2015 with respect to the Schedule 13E-3, File No. 005-87724 (the “Schedule 13E-3”) filed on June 19, 2015 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment and the Revised Proxy Statement each has incorporated the changes made in response to the Staff’s comments, as well as certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email.

July 29, 2015

We represent the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”). To the extent any response relates to information concerning Sunflower Parent Limited, Sunflower Merger Sub Limited, Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd., IDG Technology Venture Investment III, LLC, Mr. Quan Zhou, Mr. Chi Sing Ho, CBC Mobile Venture Limited, China Broadband Capital Partners, L.P., CBC Partners L.P., CBC Ultimate Partners Ltd, Info Expert Service Ltd. and Mr. Edward Suning Tian, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Schedule 13E-3

1.	A representation exists that the filing of the Schedule 13E-3 “shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is controlled’ by any other Filing Person, or that any other Filing Person is an affiliate’ of the Company within the meaning of Rule 13e-3 under Section 13(e)…” Given that Rule 13e-3, by its terms, only applies to issuers or affiliates of the issuer, please revise the disclosure to reconcile this assertion with the text of the rule or delete the assertion.

In response to the Staff’s comment, the referenced statement has been deleted from the Amendment.

2.	Instruction C to Schedule 13E-3 requires information called for by Items 3, 5, 6, 10, and 11 for each executive officer and director of the corporation filing the statement, each person controlling that corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. Please provide this information for each non-natural person that is named as a “Person[ ] Filing [the] Statement” on the cover page of the Schedule 13E-3, or advise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 1 through 4 and Annex E to the Revised Proxy Statement.

July 29, 2015

3.	We note that the audited financial statements from the Form 20-F had been incorporated by reference into Item 13 of the Schedule 13E-3 in response to the disclosure requirement imposed by Item 1010(a) of Regulation M-A. The financial information appears to have been incorporated by reference in reliance upon Instruction 3(c) to Item 13. Notwithstanding this decision, the information so incorporated has not been identified in the exhibit table identified under Item 16 of Schedule 13E-3 as required by General Instruction F. Please revise Item 16 to include an express reference to such information. In addition, please be advised that the reference to “a copy” made in General Instruction F only refers to the concomitant need for the information to be physically filed with the Schedule 13E-3 and does not obviate the filers’ responsibility to comply with the first sentence of such instruction, which conditions incorporation by reference of certain information upon the identification of such information in the exhibit table.

In response to the Staff’s comment, the Company’s most recent Annual Report on Form 20-F has been identified as Exhibit (a)-(7) under Item 16 of the Amendment.

Preliminary Proxy Statement, Exhibit 99(A)(1)

The Parties Involved in the Merger, page 1; Annex E

4.	The Summary Term Sheet has not been limited to a description of the most material terms and appears to include, in the alternative, a comprehensive transaction summary. Please revise to summarize briefly only the material terms, or advise.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 1 through 17 of the Revised Proxy Statement.

5.	Please revise to include the telephone number of each filing person, or advise. Refer to Item 1003(a) of Regulation M-A for guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 1 through 4 of the Revised Proxy Statement.

6.	Revise to include the principal business of each non-natural person specified under Instruction C to Schedule 13E-3, or advise. See Item 1003(b) of Regulation M-A.

July 29, 2015

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 2 through 4 of the Revised Proxy Statement.

7.	Disclose the principal business of the corporations/entities employing natural persons specified in Instruction C to Schedule 13E-3, or advise. See Item 1003(c)(1) of Regulation M-A 1003 for guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 1 through 4 and Annex E to the Revised Proxy Statement.

8.	Please disclose the material occupations in the past five years of all of the natural persons specified in response to Instruction C of Schedule 13E-3. In these disclosures, also include the principal business and address of any corporation/entity in which the occupation was “carried on.” See Item 1003(c)(2) of Regulation M-A for guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on Annex E to the Revised Proxy Statement.

Background of the Merger, page 29

9.	In order to satisfy the disclosure obligations of Item 9(b) of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A, the methods used in selecting Duff & Phelps must be described. At present, this disclosure only appears to have been produced in the proxy statement section entitled “Background of the Merger” beginning on page 29 and incorporated by reference to satisfy Item 9(a) of Schedule 13E-3. Please amend Item 9(b) of Schedule 13E-3 to incorporate this section by reference, or advise.

In response to the Staff’s comment, Item 9(b) of the Amendment has been revised to incorporate “Background of the Merger” by reference.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page. 37

10.	Item 1014(a) of Regulation M-A, by its terms, imposes an obligation upon the issuer to produce a fairness determination. At present, the Board of Directors has reached a fairness determination and produced disclosure in apparent response to Item 1014(a). Revise this disclosure to affirmatively state, if true, that the fairness determination is being made on behalf of the issuer.

July 29, 2015

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement. In addition, we respectfully draw the Staff’s attention to the disclosure on page 41 of the Revised Proxy Statement that “[i]n reaching its determination…the Board, on behalf of the Company,....adopted such recommendations and analysis.”

Primary Benefits and Detriments of the Merger, page 57

11.	Revise to expressly indicate that the Buyer Group and the Company’s directors and executive officers (to the extent continuing) also will become the beneficiaries of the future compliance cost savings that ranged from $1.9 - $2.2 million over the two most recently completed fiscal years.

We respectfully advise the Staff that, the Surviving Company is the direct beneficiary of the future compliance cost savings. As the ultimate beneficial owner of the Surviving Company, the Buyer Group will also become the beneficiary of such savings. However, the Surviving Company’s directors and executive officers will not directly benefit from such savings. Please refer to the updated disclosure on page 57 of the Revised Proxy Statement in response to the Staff’s comment.

Alternatives to the Merger, page 60

12.	Notwithstanding the approximate two alternatives considered, namely (a) initiation of a sale process and (b) remaining a public company, please discuss all “other alternatives” - as referenced in first sentence to the third paragraph in this section - to the merger that were considered. In addition, please provide the reasons for rejecting these other alternatives. To the extent no other alternatives were considered, disclose that negative response as required by General Instruction E to Schedule 13E-3. Refer also to Item 1013(b) of Regulation M-A and the instructions thereto for additional guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 59 of the Revised Proxy Statement.

Related-Party Transactions, page 69

13.	The proxy statement section titled “Related-Party Transactions” has been incorporated by reference in response to Item 1005(a) of Regulation M-A. Given that this proxy statement section depends on incorporation by reference to the Company’s Annual Report on Form 20-F to provide additional information regarding related party transactions, please advise us, with a view toward revised disclosure, how this additional use of incorporation by reference is in accord with General Instruction F to Schedule 13E-3.

July 29, 2015

In response to the Staff’s comment, the Company’s most recent Annual Report on Form 20-F has been identified as Exhibit (a)-(7) under Item 16 of the Amendment.

Vote Required, page 79

14.	We note that the proxy statement sections entitled “Rollover Agreement” and “Consortium Agreement” have been incorporated by reference in response to Item 12 of Schedule 13E-3 and corresponding 1012(d) of Regulation M-A. Notwithstanding these disclosures, please state how every executive officer, director or affiliate of the issuer (or any person specified in Instruction C to the schedule) intends to vote their subject securities, or advise. In addition, disclose the reasons for each person’s intended action. See Item 1012(d) of Regulation M-A and the Instruction to Item 1012(d) for guidance.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 78 of the Revised Proxy Statement.

Financial Information, page 105

15.	A loss has been reported under Net Income for 2014. Revise the proxy statement where appropriate to indicate, if true, that Sunflower Parent Limited and its shareholders will become the beneficiaries of the issuer’s future use of any operating loss carryforwards. Refer to Item 7 of Schedule 13E-3 and corresponding Instruction 2 to Item 1013 of Regulation M-A. Quantify this benefit to the extent practicable, and, if true, indicate that such savings will be realized on a recurring basis until the losses have been exhausted.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 57 of the Revised Proxy Statement.

16.	The audited financial statements from Sungy Mobile’s Form 20-F have been incorporated by reference in order to satisfy the disclosure obligation under Item 13. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is expected to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that fully complies with Item 1010(c) of Regulation M-A for all periods specified by Item 13 of Schedule 13E-3, or advise.

July 29, 2015

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 105 of the Revised Proxy Statement.

Transactions in Shares and ADSs, page 107

17.	We note that the proxy statement section titled “Transactions in Shares and ADSs” has been incorporated by reference in response to Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A. Notwithstanding the existing disclosure, please advise us whether or not there have been any transactions during the past two years between the filing person (including any person specified in Instruction C of Schedule 13E-3) and the natural and non-natural persons listed under Item 1005(a)(1)–(2) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 68 of the Revised Proxy Statement.

We respectfully advise the Staff that, except as disclosed in or otherwise incorporated by reference into the Revised Proxy Statement, there is no additional disclosable transaction under Item 1005(a)(1)–(2) of Regulation M-A.

Prior Public Offerings, page 107

18.	The disclosure regarding an initial public offering of ADSs that occurred in November 2013 appears incomplete. Please advise, with a view towards revised disclosure, how the existing narrative satisfies the standard imposed by Item 1002(e) of Regulation M-A.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 106 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 108

19.	Item 1008(a) of Regulation M-A requires a statement of the aggregate number and percentage of subject securities that are beneficially owned by the directors and executive officers of the subject company. Please replace the asterisks in the table on page 108 of the proxy statement with the corresponding numbers and percentages, or advise.

July 29, 2015

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 107 and 108 of the Revised Proxy Statement.

Discussion Materials prepared by Duff & Phelps, Exhibit 99(C)(2)

20.	The disclaimer states that materials were provided to the Special Committee “solely” for their use on a confidential basis and effectively may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to without Duff and Phelps’ express written consent. Nearly identical disclosure appears on page 50 of Exhibit 99(A)(1). Please revise page 50 to disclose, if true, that Duff & Phelps has consented to the use of its materials for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. In addition, please include revised disclosure that removes any implication that Sungy security holders may not rely upon the information disclosed regarding Duff and Phelps’ opinion. Alternatively, please revise to include the clarifying and qualifying disclosures recommended by the following Division guidance accessible via this link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 49 of the Revised Proxy Statement.

*        *        *

July 29, 2015

Please note that attached hereto as Exhibit A is the written acknowledgment by each of the Company, Sunflower Parent Limited, Sunflower Merger Sub Limited, Mr. Yuqiang Deng, Freedom First Holdings Limited, Credit Suisse Trust Limited, DENG Holdings Limited, Mr. Zhi Zhu, IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P., IDG-Accel China Growth Fund Associates L.P., IDG-Accel China Growth Fund GP Associates Ltd., IDG-Accel China Investors Associates Ltd., IDG Technology Venture Investment III, LLC, Mr. Quan Zhou, Mr. Chi Sing Ho, CBC Mobile Venture Limited, China Broadband Capital Partners, L.P., CBC Partners L.P., CBC Ultimate Partners Ltd, Info Expert Service Ltd. and Mr. Edward Suning Tian.

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact the undersigned by phone at +86 10 6535-5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Enclosures

cc:	Yuqiang Deng
Sungy Mobile Limited

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Jie (Jeffery) Sun, Esq.
Richard Vernon Smith, Esq.
Orrick, Herrington & Sutcliffe LLP

July 29, 2015

Xiaoyu (Greg) Liu, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ning Zhang, Esq.
Orrick, Herrington & Sutcliffe LLP

EXHIBIT A

ACKNOWLEDGMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 7, 2015 with respect to the Schedule 13E-3, File No.005-87724 (the “Schedule 13E-3”), filed on June 19, 2015 by Sungy Mobile Limited and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sungy Mobile Limited

By	/s/ Yong Chen
Name:	Yong Chen
Title:	Chairman of the Special Committee

Sunflower Parent Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

Sunflower Merger Sub Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

[Signature Page to Acknowledgment]

Yuqiang Deng

/s/ Yuqiang Deng

Freedom First Holdings Limited

By	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Director

Credit Suisse Trust Limited

By	/s/ Camille Le Conte
Name:	Camille Le Conte

By	/s/ Dennise Colling
Name:	Dennise Colling
Title:	Authorized Signatory

DENG Holdings Limited

By	/s/ Camille Le Conte
Name:	Camille Le Conte

By	/s/ Dennise Colling
Name:	Dennise Colling
Title:	Authorized Signatory

Zhi Zhu

/s/ Zhi Zhu

[Signature Page to Acknowledgment]

IDG-Accel China Growth Fund L.P.
By: IDG-Accel China Growth Fund Associates L.P.,
its General Partner
By: IDG-Accel China Growth Fund GP Associates Ltd.,
its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund-A L.P.
By: IDG-Accel China Growth Fund Associates L.P.,
its General Partner
By: IDG-Accel China Growth Fund GP Associates Ltd.,
its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors L.P.
By: IDG-Accel China Investor Associates Ltd., its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Growth Fund Associates L.P.
By: IDG-Accel China Growth Fund GP Associates Ltd.,
its General Partner

By:	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

[Signature Page to Acknowledgment]

IDG-Accel China Growth Fund GP Associates Ltd.

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG-Accel China Investors Associates Ltd.

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG Technology Venture Investment III L.P. By: IDG Technology Venture Investment III LLC, its General Partner

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

IDG Technology Venture Investment III LLC

By	/s/ Quan Zhou
Name:	Quan Zhou
Title:	Authorized Signatory

Quan Zhou

/s/ Quan Zhou

Chi Sing Ho

/s/ Chi Sing Ho

[Signature Page to Acknowledgment]

CBC Mobile Venture Limited

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

China Broadband Capital Partners, L.P.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Authorized Signatory

CBC Partners L.P.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Authorized Signatory

CBC Ultimate Partners Ltd

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

Info Expert Service Ltd.

By	/s/ Edward Suning Tian
Name:	Edward Suning Tian
Title:	Director

Edward Suning Tian

/s/ Edward Suning Tian

[Signature Page to Acknowledgment]